FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month March 2021 No. 3

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On March15, 2021, the Registrant Announces its Presentation at 2021 SEMICON China Addressing Advanced High Voltage and SOI Technologies for Smart Power Applications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 15, 2021	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower

Semiconductor

Where **Analog** and **Value** Meet

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

Tower Semiconductor to Present at 2021 SEMICON China Addressing Advanced High
Voltage and SOI Technologies for Smart Power Applications

Presenting Company’s leading edge power management platform as part of the Power
& Compound Semiconductor International Forum 2021

MIGDAL HAEMEK, Israel, March 15, 2021 –Tower Semiconductor (NASDAQ/TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, today announced its participation at the upcoming 2021 SEMICON China conference addressing advanced high voltage and SOI technologies for smart power applications as part of the Power & Compound Semiconductor International Forum 2021.

The conference will be held in Pudong Kerry Hotel, Shanghai, China on March 18-19, 2021. During the conference, Mrs. Yuna Cai, Technical Support Manager at Tower Semiconductor, will present “Advanced High Voltage Bulk & SOI Technologies for Smart Power Applications”, describing Tower’s best in class power management platform and its newly developed innovative solutions designed to address the evolving 5G market needs and specifications in China and worldwide.

Presentation is scheduled for Mar.19th, 2021, at 13:30-13:55.
For additional details on Tower’s power management platform, please visit here.
For additional details on Tower Semiconductor’s technology offering, please visit here.
For additional details on SEMICON CHINA 20201, please visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), the leader in high-value analog semiconductor foundry solutions, provides technology and manufacturing platforms for integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor’s focuses on creating positive and sustainable impact on the world through long term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through TPSCo. For more information, please visit www.towersemi.com.

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Tower Semiconductor Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact: Noit Levy | +972-4-604-7066 | noitle@towersemi.com